

February 6, 2025

Gust Kepler
Chief Executive Officer
Blackboxstocks Inc.
5430 LBJ Freeway, Suite 1485
Dallas, Texas 75240

> **Re: Blackboxstocks Inc.**
> **Registration Statement on Form S-3**
> **Filed January 31, 2025**
> **File No. 333-284626**

Dear Gust Kepler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova at 202-551-7519 or Kathleen Krebs at 202-551-3350 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeffrey McPhaul, Esq.